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Exhibit 12.3

Computation of Ratio of Earning to fixed charges and
Earnings to fixed charges and preferred stock dividends

	For the Years Ended December 31,
	2007		2006		2005		2004		2003
Earnings:
Net income before equity in earnings (loss) from equity method investments and unconsolidated subsidiaries, minority interest and other items	$179,845		$314,771		$265,864		$178,847		$249,801
Add: Fixed charges as calculated below	633,737		433,609		314,865		233,877		195,823
Add: Distributions of earnings of joint ventures	49,486		13,276		6,672		5,840		2,839
Less: Capitalized interest	(3,994)		(1,917)		(788)		—		—
Less: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	(703)		(1,093)		(691)		(225)		—

Total earnings	$858,371		$758,646		$585,922		$418,339		$448,463
Fixed charges:
Interest expense(1)	$627,732		$429,807		$313,053		$232,918		$194,999
Add: Capitalized interest	3,994		1,917		788		—		—
Implied interest component on the company's rent obligations	2,011		1,885		1,024		959		824

Fixed charges	$633,737		$433,609		$314,865		$233,877		$195,823
Preferred dividend requirements	42,320		42,320		42,320		51,340		36,908

Fixed charges and preferred stock dividends	$676,057		$475,929		$357,185		$285,217		$232,731
Earnings to fixed charges(2)	1.4	x	1.7	x	1.9	x	1.8	x	2.3	x
Earnings to fixed charges and preferred stock dividends(3)(4)	1.3	x	1.6	x	1.6	x	1.5	x	1.9	x

Explanatory Notes:

(1)
For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, interest expense includes $12, $194, $247, $458 and $626, respectively, of interest expense reclassed to discontinued operations.

(2)
The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million and the 8.75% Senior Notes due 2008 redemption charges of $11.5 million.

(3)
The ratio for 2004 gives effect to the preferred stock redemption charge of $9.0 million.

(4)
The ratio for 2007 includes a $134.9 million non-cash charge associated with the impairment of two credits accounted for as held-to-maturity investment securities.

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  Exhibit 12.3
Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends